PFI

Pharmaceutical Formulations, Inc. and Subsidiaries

2003 Annual Report

Pharmaceutical Formulations, Inc.
OTC Bulletin Board: PHFR
www.pfiotc.com

Description of the Business

Pharmaceutical Formulations, Inc. ("PFI") is one of the largest manufacturers and marketers of generic over-the-counter solid dose pharmaceuticals in the United States. PFI produces and distributes products in tablet, caplet and capsule form, principally in the analgesic, cough-cold, allergy-sinus and gastrointestinal categories.

We manufacture store brand (private label) healthcare products, which compete with comparable national brands, for some of the largest national and regional chains including the CVS, Rite Aid and Eckerd drug chains; Food Lion and Winn Dixie supermarkets; and mass merchandisers and warehouse clubs such as Target, Wal-Mart, Costco Wholesale, Family Dollar, Dollar General and BJ's.

Capitalizing upon the increasing trend of companies and other distributors to outsource production, we also manufacture under contract for national brand pharmaceutical companies or sell in bulk to other companies which repackage for sale to smaller retailers and manufacturers.

As one of the leading American manufacturers of solid dose OTC generic pharmaceuticals, PFI has over 90 FDA-approved products. We have the flexibility and ability to respond to changes in the marketplace for new products, and are well experienced in the FDA filing process.

Konsyl

On May 15, 2003, we completed the acquisition of Konsyl Pharmaceuticals, Inc., which has been in business over 35 years. Konsyl is a manufacturer and distributor of powdered and capsuled, dietary natural fiber supplements. The products are manufactured at its plant in Easton, Maryland and are sold, both domestically and internationally, to pharmaceutical wholesalers, drugstore chains, mass merchandisers, grocery store chains, and grocery distributors. Products are sold under the "Konsyl®" and "SennaPrompt™" brand names as well as various private labels. The "Konsyl®" and "SennaPrompt™" brand product lines and private label products are generally merchandised in pharmacy sections with other bulk forming laxatives. Konsyl also manufactures a gastrointestinal diagnostic product, "Sitzmarks", that is sold to hospitals, colon and rectal surgeons, and radiologists.

Customers

Our customers consist of more than fifty retailers, wholesalers, warehouse clubs, distributors and brand-name pharmaceutical companies, including major national and regional retailing chains and mass merchandisers.

We have made significant investments in the modernization of our plant and manufacturing operations, to enable us to sustain and capitalize on our growth in sales among current customers. Many of these improvements are beginning to positively impact our operating and financial results.

Customer service is critical to success in the generic market, and we continue to concentrate on improving our customer service level. Partly as a result of this strategy, we have been selected by major pharmaceutical companies for contract manufacturing of national OTC drug products. Under confidentiality agreements, PFI now works with five such companies in either the development of new products or the manufacturing of ongoing products.

FINANCIAL HIGHLIGHTS

($ in thousands, except per share amounts)

	Fiscal Year Ended		Six Months Ended		Fiscal Year Ended		
	January 3, 2004	December 28, 2002 (unaudited)	December 28, 2002	December 29, 2001	June 30, 2002	June 30, 2001	July 1, 2000
Gross sales	**$74,519**	$60,653	$33,756	$26,680	$53,577	$51,777	$82,869
Net sales	**$72,501**	$59,555	$33,223	$26,125	$52,457	$49,157	$76,579
Operating income (loss)	**(367)**	(366)	1,051	(2,633)	(4,050)	(9,134)	760
Income (loss) before income taxes (benefit)	**(3,702)**	(3,748)	(569)	(5,069)	(8,248)	(14,592)	(4,050)
Net income (loss)	**(1,841)**	(1,398)	544	(4,946)	(6,888)	(14,592)	(7,918)
Net income (loss) per share of common stock:							
Basic	**(.02)**	(.02)	0.01	(0.14)	(.12)	(.49)	(.26)
Diluted	**(.02)**	(.02)	0.01	(0.14)	(.12)	(.49)	(.26)
Working capital (deficiency)	**(1,815)**	795	795	(11,861)	373	(17,770)	2,565
Total assets	**44,979**	37,961	37,961	34,820	36,277	32,923	44,565
Long-term debt and capital lease obligations	**36,426**	32,032	32,032	19,063	32,621	21,952	30,732
Stockholders' equity (deficiency)	**(18,712)**	(17,305)	(17,305)	(15,914)	(17,854)	(25,973)	(11,381)

PRESIDENT'S MESSAGE

Dear Stockholders:

In 2003 PFI demonstrated that we are a growing and dynamic organization. Gross sales for fiscal 2003 were $74,519,000 compared with $60,653,000 for fiscal 2002, an increase of 23%. Of this increase, $6,568,000 is attributable to the inclusion of Konsyl Pharmaceuticals Inc. on May 15, 2003. This acquisition provides an opportunity to increase our presence in both the private label and branded pharmaceutical markets. The remainder of the increase has come from organic growth in PFI's existing solid dose pharmaceutical business with existing customers, particularly the various "dollar" stores.

While 2003 was a pivotal year for PFI, we understand that we still have much work to do. Our progress toward restoring profitable growth, acquiring and building new business, and strengthening the PFI organization has created the necessary platform for us to meaningfully strengthen our balance sheet in 2004.

This year we are celebrating our 40-year heritage, proudly emphasizing that our company is based on strong foundations. PFI is also emerging as a leading OTC marketer and manufacturer. In 2003 we made investments in people, products and productivity in order to strengthen our plans for long term profitable growth. We have been refining the way we work, becoming even more customer-focused to meet the challenges and opportunities in today's business environment. In 2004, we plan to continue fueling our momentum by focusing on providing significantly more in the growing consumer health products arena.

By continuing to grow our Private Brands and Contract Manufacturing business segments, and our own national brands such as Konsyl™ and SennaPrompt™ digestive health products, PFI is evolving into a sophisticated organization providing value in every aspect of our business. We are also integrating our processes allowing us to increase our efficiency, speed and agility, ultimately making it easier to do business with us as a customer or business partner.

We have made significant investments in wide array of new areas including manufacturing, research, technology, marketing and sales, and the recent Konsyl acquisition. An incredible amount of work has been exerted to launch these initiatives, and a lot more will be done in the months and years ahead to ensure the success of our business plans.

PFI people are creating a stimulating, challenging and results-driven environment for the company. As a result, we are keenly sensitive about the importance of anticipating and taking care of our customer's needs, while constantly focusing on lowering our costs of doing business. We believe this will propel us into in a high-growth company that offers consistently superior earnings potential for our shareholders.

Gross sales for fiscal 2003 were $74,519,000 compared with $60,653,000 for fiscal 2002, an increase of 23%. Of this increase, $6,568,000 is attributable to the inclusion of Konsyl from May 16, 2003. In addition, in July 2002 we significantly enhanced our relationship with a major national retailer to whom shipments were $8,289,000 in fiscal 2003 compared with $4,010,000 in transition 2002 and $152,000 in fiscal 2002. The remainder of the increase has come from organic growth in PFI's existing solid dose pharmaceutical business with existing customers, particularly the various "dollar" stores. Net sales for fiscal 2003 were $72,501,000 compared to $59,555,000 in the comparable period of the prior year, an increase of 22%. Sales discounts and allowances increased to $2.0 million in fiscal 2003 compared to $1.1 million in the prior year. This is reflective, in part, of the increasing price competition for business in the private label retail markets.

On May 15, 2003, we completed our acquisition of the stock of Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas. We believe this acquisition provides an opportunity to increase our presence in both the private label and branded pharmaceutical markets. It also affords PFI the opportunity to introduce new products and product line extensions under both the "Konsyl®" brand and PFI's own laxative products

ICC Industries Inc., the Company's principal stockholder, has demonstrated its continued confidence in PFI's management and business plan by providing loans to PFI to increase working capital and by utilizing its buying power to obtain favorable price treatment on raw materials. ICC, the holder of approximately 74.5 million shares (approximately 87%) of the common stock of PFI, is a major international manufacturer and marketer of chemical, plastic and pharmaceutical products with 2002 sales in excess of $1 billion.

PFI has developed an enthusiastic willingness to embrace change, to seize opportunity and to act with imagination to continue to meet the emerging needs of our Customers. As we grow, we are truly becoming an agile, dynamic organization. The essence of our vision for the company is to see no limits to our capacity to grow profitably.

We look forward to the future with continued and renewed confidence. At the same time, we thank our customers, vendors, employees, and you, our shareholders, for your continued support, understanding and patience as we grow PFI from a good to a great company!

PFI - an excellent company in the process of becoming GREAT!

Sincerely,

Michael A. Zeher
President and Chief Operating Officer
May 21, 2004

Selected Financial Data

($ in thousands, except per share amounts)

	Fiscal Year Ended January 3, 2004	Fiscal Year Ended December 28, 2002	Six Months Ended December 28, 2002	Six Months Ended December 29, 2001	Fiscal Year Ended June 29, 2002	Fiscal Year Ended June 30, 2001	Fiscal Year Ended July 1, 2000
Statement of Operations Data:							
Gross sales	**74,519**	$60,653	$33,756	$26,680	$53,577	$51,777	$82,869
Net sales	**72,501**	59,555	33,223	26,125	52,457	49,157	76,579
Net income (loss)	**(1,841)**	(1,398)	544	(4,946)	(6,888)	(14,592)	(7,918)
Net income (loss) per share of common stock:							
Basic and diluted	**(.02)**	(.02)	.01	(0.14)	(.12)	(.49)	(.26)
Weighted average common shares and dilutive securities outstanding:							
Basic and diluted	**85,382**	85,267	85,278	36,641	59,078	30,330	30,265
Balance Sheet Data:							
Current assets	**25,450**	$24,029	$24,029	$19,810	$21,883	$19,174	$27,779
Current liabilities	**27,265**	23,234	23,234	31,671	21,510	36,944	25,214
Working capital (deficiency)	**(1,815)**	795	795	(11,861)	373	(17,770)	2,565
Total assets	**44,979**	37,961	37,961	34,820	36,277	32,923	44,565
Long-term debt and capital lease obligations	**36,426**	32,032	32,032	19,063	32,621	21,952	30,732
Stockholders' equity (deficiency)	**(18,712)**	(17,305)	(17,305)	(15,914)	(17,854)	(25,973)	(11,381)

Management's Discussion and Analysis of Financial Condition and Results of Operations

During December 2002, we changed our fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31. Our just-completed 2003 fiscal year was the 53 week period which ended January 3, 2004. The prior fiscal period consisted of the six-month transition period from June 29, 2002 to December 28, 2002 and is sometimes referred to as transition 2002. For fiscal years prior to this period, our fiscal year ended on the Saturday closest to June 30 of each year. We refer to such periods as fiscal 2002, and fiscal 2001. Operations of Konsyl have been included in our results from the May 15, 2003 date of acquisition.

Critical Accounting Policies and Estimates

Our critical accounting policies are more fully described in the Summary of Significant Accounting Policies in the notes to our consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, our management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We believe that the following critical accounting policies affect our more significant estimates used in the preparation of financial statements. Management has discussed the development and selection of the critical accounting estimates discussed below with our audit committee, and our audit committee has reviewed our disclosures relating to these estimates.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions, when the merchandise is shipped to an unrelated third party pursuant to Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the product has occurred; (iii) the selling price is both fixed and determinable and (iv) collectibility is reasonably assured. Our customers consist primarily of large retailers. Provisions for sales discounts, allowances and returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as its best estimate at the time of sale based on its historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected either as a direct reduction to accounts receivable through an allowance or as an addition to accrued expenses if the payment will be settled through a direct payment to the customer.

We do not provide any price protection to our customers and generally accepts returns only if the goods are damaged.

Accounts Receivable and Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of trade receivables. Trade receivables consist of sales of products to retail customers. We extend credit to a substantial number of our customers and perform ongoing credit evaluations of those customers' financial condition while, generally, requiring no collateral. Customers that have not been extended credit by us are on a cash in advance basis only.

We review accounts receivable on a monthly basis to determine if any accounts receivable will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of January 3, 2004 and December 28, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

Substantially all accounts receivable serves as collateral for our loan agreements.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance has been recorded against amounts that we believe are not likely to be realized. Future changes in the valuation allowance will be recognized in the period of change.

Purchase Price Allocation

The fair values of these items were based upon management's estimates with the assistance of independent professional valuation firms. Certain of the acquired assets were intangible in nature, including trademarks. Management employed an independent valuation firm to assist in determining the fair value of these intangible assets. The excess purchase price over the amounts allocated to the assets was recorded as goodwill.

All such valuation methodologies, including the determination of subsequent amortization periods, involve significant judgments and estimates. Different assumptions and subsequent actual events could yield materially different results.

Inventory Valuation

Inventories are stated at the lower of cost or market with cost determined on a first in, first out (FIFO) basis. An allowance is established when management determines that certain inventories may not be saleable at normal sales prices. These allowances are based on management's judgements and may be subject to changes in the near term. Any changes in estimate would be recorded in the period of change.

As of January 3, 2004, our commitments are as follows:

Fiscal year ended:	Operating Lease Obligations	Capital Lease Obligations[1]	Long-Term Debt	Total
2004	$2,312,000	$2,416,000	$ 6,296,000	$11,024,000
2005	2,141,000	1,914,000	20,264,000	24,319,000
2006	1,970,000	576,000	12,469,000	15,015,000
2007	1,970,000	287,000	750,000	3,007,000
2008	1,862,000	220,000	–	2,082,000
Thereafter	17,553,000	135,000	–	17,688,000
Total Payments	$27,808,000	$ 5,548,000	$39,779,000	$73,135,000

1 Amounts include principal and interest payments

Financial Condition at January 3, 2004

At January 3, 2004, we had a working capital deficiency of $1,815,000 compared with working capital of $795,000 at December 28, 2002. Cash at January 3, 2004 was $363,000 compared with $17,000 at December 28, 2002. Total assets reached $44,979,000 at January 3, 2004 compared with $37,961,000 at December 28, 2002.

Current assets at January 3, 2004 include $9,662,000 of accounts receivable, of which $1,261,000 were Konsyl's, as compared to $9,334,000 at December 28, 2002. The decrease in the non-Konsyl accounts receivable of $933,000 reflects tighter controls. Current assets also include $14,052,000 of inventory, of which $1,617,000 was Konsyl's, as compared to $13,131,000 at December 28, 2002. The decrease in non-Konsyl inventory of $696,000 is related to lower cost of material. Current liabilities include accounts payable and accrued expenses of $10,239,000, of which $841,000 was Konsyl's, as compared to $9,477,000 at December 28, 2002. The current portion of long-term debt and capital lease obligations was $8,320,000 (including $3,150,000 due to ICC) compared with $6,730,000 (including $1,785,000 due to ICC) at December 28, 2002. The increases in current liabilities and in long term debt/capital lease obligations resulted primarily from debt incurred to finance the acquisition of Konsyl.

Cash increased $346,000 during the fiscal year ended January 3, 2004.

Total funds provided by operating activities were $6,597,000 for the fiscal year ended January 3, 2004. Cash used by the net loss for the year of $1,841,000 and the non-cash deferred tax benefit of $369,000 were offset by non-cash charges of $2,932,000 for depreciation, amortization and stock based compensation. Sources of cash included a decrease of $996,000 in accounts receivable from tighter controls, and a decrease in inventories of $1,208,000 related to lower production levels over the year end holiday. Also, cash was provided by an increase of $2,776,000 in amounts due ICC resulting from purchases of raw materials (offset by benefits from our tax sharing agreement), an increase in accounts payable and accrued expenses of $362,000, and a reduction of $533,000 in other current assets.

Net cash used in investing activities for the fiscal year ended January 3, 2004 was $6,780,000 and was principally attributable to $6,009,000 for the acquisition of Konsyl net of cash acquired and $771,000 used for capital expenditures related to capacity expansion and facility upgrades.

Net cash provided by financing activities for the fiscal year ended January 3, 2004 was $529,000. We received $1,332,000 in loans from ICC during the period. In addition, we borrowed $5,327,000 from other lenders to support the acquisition. Of that amount, $3.7 million was borrowed from our existing lender, CIT Business Credit, and $1,627,000 from ICC. During the fiscal year, we repaid an aggregate of $2,093,000 of capital lease obligations and repaid $4,046,000 under our line of credit and other long-term debt.

Total shareholders' deficiency at January 3, 2004 was $18,712,000 compared to a deficiency of $17,305,000 at December 28, 2002. We recorded a net loss of $1,841,000 for the fiscal year ended January 3, 2004.

We have convertible subordinated debentures and capitalized lease obligations, which together with the line of credit borrowings have a substantial impact on the cash requirements in terms of principal and interest payments.

We have a deferred tax asset of approximately $15,769,000 against which we have applied a valuation allowance of $14,899,000 at January 3, 2004. The net deferred tax asset of $613,000 consists of various temporary differences that are realizable through the tax sharing agreement with ICC. Management has recorded this valuation allowance for state, federal, and capital loss carry forwards on the deferred tax asset. Reductions in the valuation allowance, which could benefit results of operations in the future, will be recorded when, in the opinion of management, our ability to generate taxable income is considered more likely than not. Any utilization of net operating loss carryforwards will reduce our future tax obligation. We also have a net deferred tax liability of $1,028,000 arising from tax basis differences from the Konsyl acquisition.

We intend to spend an estimated $1,500,000 to $2,000,000 for capital improvements in the 52-week period ending January 1, 2005 to increase manufacturing capacity and reduce costs. We anticipate that these capital expenditures will be funded through equipment lease financing and cash flow generated from future operations. While we have in the past had no difficulty in obtaining such financing, there can be no assurance that we will obtain the lease financing in the future.

We continue to address customer relationship issues and are continuing the process of rebuilding our sales base through the actions detailed below. We continue to pursue our plan to increase revenues and improve operational efficiencies to restore profitability. To carry out these plans, we have set forth the following objectives:

- Expanding our custom manufacturing for major pharmaceutical companies.
- Eliminating several unprofitable product lines consisting mainly of items purchased from third parties and repackaged end products for smaller customers and continuing to evaluate product line and customer profitability.
- Increasing our business supplying other manufacturers with bulk tablets and capsules, taking advantage of higher volumes and better margins.
- Expanding our product line through joint venture marketing agreements.

- Expanding our international sales.

These objectives, along with our objectives of sustaining market share and increasing sales, are projected to be driven by the following actions which we aim to take:

- Re-establishing strong relationships within our distribution network.

- Controlling and reducing, where appropriate, our fixed and variable expenses.

- Eliminating unprofitable product lines and customers.

- Improving our manufacturing efficiencies.

- Shortening delivery time.

- Filing ANDAs for new products as they come to the OTC Market.

- Obtaining marketing rights for products produced by other generic pharmaceutical manufacturers.

We believe that cash flow from operations, our revolving credit facility and equipment and term loan financing, plus continued financial support from ICC (see Note 1), will be sufficient to fund our currently anticipated operations, working capital, capital spending and debt service through March 31, 2005. On May 15, 2003, we reached an agreement with The CIT Group/Business Credit, Inc. to extend our existing revolving credit facilities to December 31, 2006 and the credit line with CIT was increased from $15 million to $20 million, including a term loan of $2 million to be repaid over forty months with interest at prime plus 0.75%. While no assurance can be given that cash flow will be sufficient to fund operations, ICC has committed to provide us with the necessary financing to continue our operations through March 31, 2005. ICC has supported us in the past by providing loans, replacing loans from our asset-based lenders and providing us with working capital.

The above agreement with CIT includes certain financial covenants including a requirement to maintain minimum tangible net worth, net worth for Konsyl, and minimum net income on a rolling three-month basis.

We were in violation of certain financial covenants (specifically the minimum tangible net worth and the minimum net income covenants) within our agreement with CIT as of January 3, 2004. We have obtained a waiver-dated March 25, 2004 from CIT stating that such breaches and defaults under the financing agreement shall not be deemed to be defaults or events of default under the financing agreement. The waiver states that on and after the date of the waiver, we shall be in compliance with all of the terms and provisions of the Financing Agreement. The waiver also states that it waives only the specific events of default noted in the waiver and does not waive any other existing events of default or future events of default. We do not believe that there are any other events of default under the agreement.

We are currently negotiating with CIT to amend the covenants. Additionally, on March 29, 2004, the President of ICC signed the waiver letter reaffirming ICC's guarantee of this debt. There can be no guarantees that we will not be in default on these covenants in the future.

Results of Operations for Fiscal 2003 Compared to the Fiscal Year Ended December 28, 2002 (unaudited)

Gross sales for fiscal 2003 were $74,519,000 compared with $60,653,000 for fiscal 2002, an increase of 23%. Of this increase, $6,568,000 is attributable to the inclusion of Konsyl from May 16, 2003. In addition, in July 2002 we significantly enhanced our relationship with a major national retailer to whom shipments were $8,289,000 in fiscal 2003 compared with $4,010,000 in transition 2002 and $152,000 in fiscal 2002. The remainder of the increase has come from organic growth in PFI's existing solid dose pharmaceutical business with existing customers, particularly the various "dollar" stores. Net sales for fiscal 2003 were $72,501,000 compared to $59,555,000 in the comparable period of the prior year, an increase of 22% due to the increase in gross sales. Sales discounts and allowances increased to $2.0 million in fiscal 2003 compared to $1.1 million in the prior year. This is reflective, in part, of the increasing price competition for business in the private label retail markets.

Cost of sales declined to 82.1% of net sales in fiscal 2003 compared to 84.4% in the fiscal year ended December 28, 2002. The decrease is principally attributable to the inclusion of Konsyl with its higher margin products. Cost of sales as a percentage of gross sales was 79.9% in fiscal 2003 compared with 82.9% in fiscal 2002.

Selling, general and administrative expenses were $13,032,000 or 18.7% of net sales for fiscal 2003 as compared to $9,357,000 or 15.7% of net sales in the 2002 period. The increase in costs reflects $2,100,000 from Konsyl, non-cash stock based compensation of $181,000, and the remainder of the increase principally resulted from higher commission expenses due to increased volume and higher legal expenses, especially related to the Apotex case.

Interest expense for fiscal 2003 was $3,527,000 compared with $3,872,000 in the 2002 period. The decrease is primarily attributable to lower interest rates offset by increased debt levels to finance the Konsyl acquisition.

In December 2001, ICC became an 85.6% owner of our common stock. As a result of the increase in ICC's ownership of PFI, we file a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, we will be reimbursed for the tax savings generated from ICC's use of our losses. In addition, the agreement provides for an allocation of the group's tax liability, based upon the ratio that each member's contribution of taxable income bears to the consolidated taxable income of the group. In connection with this tax sharing agreement, we recorded a tax benefit of $1, 861,000 for fiscal 2003 compared with a benefit of $2,350,000 for the fiscal year ended December 28, 2002

The net loss for fiscal 2003 was $1,841,000 or $0.02 per share compared to a net loss of $1,398,000 or $0.02 per share for the fiscal year ended December 28, 2002.

Results of Operations for the Six Months Ended December 28, 2002 Compared to the Six Months Ended December 29, 2001 (unaudited)

Gross sales for the six months ended December 28, 2002 were $33,756,000 compared with $26,680,000 in the same period of the prior year, an increase of 26.5%. In July 2002, we significantly enhanced our relationship with a major national retailer to whom shipments were $4,010,000 in the six months ended December 28, 2002. Also, during the six months ended December 28, 2002, sales to brand name pharmaceutical companies rose to 10% of total sales, compared with 6% in the prior year period. Net sales for the six months ended December 28, 2002 were $33,223,000 compared with $26,125,000 in the comparable prior period, an increase of 27.2%. The increase in net sales reflected *the higher* gross sales and a continued reduction in the relative impact of customer discount and rebate programs.

Cost of sales declined to 82.7% of net sales in the six months ended December 28, 2002 compared to 90.8% in the six months ended December 29, 2001. The decrease is attributable to a shift in product mix to higher margin products, lower material cost due in significant part to our increased purchases from ICC, improved manufacturing efficiency from higher volumes and longer production runs, and reduced product obsolescence costs. Cost of sales as a percentage of gross sales was 81.4% in the six months ended December 28, 2002 compared with 88.9% in the six months ended December 29, 2001.

Selling, general and administrative expenses were $4,543,000 or 13.7% of net sales for the six months ended December 28, 2002 as compared to $4,900,000 or 18.8% of net sales for the six months ended December 29, 2001. The respective decreases, in expense and percentages, reflect higher sales while controlling legal and consulting costs.

Interest expense was $1,786,000 for the six months ended December 28, 2002 compared to $2,623,000 for the six months ended December 29, 2001. The six months ended December 28, 2002 had the benefit of lower interest rates and lower debt levels as ICC converted $15 million debt into equity in December 2001.

In December 2001, ICC became an 85.6% owner of our common stock. As a result of the increase in ICC's ownership of PFI, we file a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, we will be reimbursed for the tax savings generated from ICC's use of our losses. In addition, the agreement provides for an allocation of the group's tax liability, based upon the ratio that each member's contribution of taxable income bears to the consolidated taxable income of the group. In connection with this tax sharing agreement, we recorded a tax benefit of $1,113,000 for the six months ended December 28, 2002 compared with a benefit of $123,000 for the six months ended December 29, 2001. The tax benefit recorded in the six months ended December 28, 2002 is disproportionate due to a reduction in our deferred tax asset valuation reserve of $715,000.

Net income for the six months ended December 28, 2002 was $544,000 or $0.01 per share compared to a net loss of $4,946,000 or $.14 per share for the six months ended December 29, 2001.

Results of Operations for Fiscal 2002 Compared to Fiscal 2001

Gross sales for the fiscal year ended June 29, 2002 were $53,577,000, an increase of 3.5% as compared to $51,777,000 in the prior fiscal year. During the year, sales to brand name pharmaceutical companies rose to 12% of total sales compared to 6% in the prior year, as we expanded our contract manufacturing activities to additional products, while sales to retail customers declined to 79% of the total from 86% in the prior year. During 2002, sales to two customers, CVS and Walgreens, were $4,470,000 or 8% of sales compared to $9,027,000 or 18% in the prior year. This reduction reflected the lingering problems from lost business and customers due to the after effects of production and shipping problems and other difficulties experienced by us during the installation of the new computer system in fiscal 1999. Net sales for the fiscal year ended June 29, 2002 were $52,457,000 as compared to $49,157,000 in the prior fiscal year. The increase in net sales reflected the higher gross sales and a continued reduction in customer discount and rebate programs.

Cost of sales declined to 88.7% of net sales in the fiscal year ended June 29, 2002 as compared to 95.4% in the prior fiscal year. The decrease is attributable to a shift in product mix to higher margin products, improved manufacturing efficiency from higher volumes and reduced product obsolescence costs. In addition, a reduction of sales discounts and allowances had a favorable effect. Cost of sales as a percentage of gross sales was 86.8% in the current year compared with 90.6% in the prior year.

Selling, general and administrative expenses were $9,714,000 or 18.5% of net sales for the fiscal year ended June 29, 2002 as compared to $10,961,000 or 22.3% of net sales for the prior fiscal year. The decrease was primarily the result of lower bad debt expense of $521,000, lower consulting fees of approximately $480,000, and staff reductions saving approximately $200,000.

Interest expense was $4,709,000 for the fiscal year ended June 29, 2002 as compared to $5,208,000 in the prior fiscal year. The net decrease resulted from lower debt levels due to ICC's conversion of debt into equity and lower interest rates.

Other income for the year ended June 29, 2002 was $511,000 compared with an expense of $250,000 in the prior year. The improvement resulted from $312,000 of additional income from subleasing a portion of our distribution center. In addition, the prior year included approximately $300,000 of various accruals for one-time non-operating items such as sales taxes.

In connection with the tax sharing agreement with ICC, we recorded a tax benefit of $1,360,000 for the current year. No provision for income tax was made for fiscal 2001.

Net loss for the fiscal year ended June 29, 2002 was $6,888,000 or $.12 per share as compared to $14,592,000 or $.49 per share in the prior fiscal year.

Quantitative and Qualitative Disclosures About Market Risk

We would be adversely affected by an increase in interest rates. Each 1% change in the prime rate will change the Company's annual expenditure by approximately $450,000.

To the Stockholders and Board of Directors
Pharmaceutical Formulations, Inc.

We have audited the accompanying consolidated balance sheet of Pharmaceutical Formulations, Inc. and subsidiaries as of January 3, 2004 and the related consolidated statements of operations, changes in stockholders' (deficiency) and cash flows for the year (53 weeks) then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmaceutical Formulations, Inc. and subsidiaries as of January 3, 2004 and the results of their operations and their cash flows for the year (53 weeks) then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for the year ended January 3, 2004. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

Grant Thornton LLP

Edison, New Jersey
March 31, 2004

Independent Auditors Report

To the Stockholders and Board of Directors
Pharmaceutical Formulations, Inc.

We have audited the accompanying consolidated balance sheets of Pharmaceutical Formulations, Inc. and subsidiaries as of December 28, 2002 and June 29, 2002 and the related consolidated statements of operations, changes in stockholders' (deficiency) and cash flows for the six-month period ended December 28, 2002 and for each of the two years in the period ended June 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pharmaceutical Formulations, Inc. and subsidiaries as of December 28, 2002 and June 29, 2002 and the results of their operations and their cash flows for the six-month period ended December 28, 2002 and for each of the two years in the period ended June 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Woodbridge, New Jersey
March 7, 2003

Consolidated Balance Sheet

($ in thousands, except per share amounts)

	January 3, 2004	December 28, 2002
Assets		
Current assets		
Cash	**$ 363**	$ 17
Accounts receivable, net of allowances of $581 and $407	**9,662**	9,334
Inventories	**14,052**	13,131
Prepaid expenses and other current assets	**1,373**	1,547
Total current assets	**25,450**	24,029
Property, plant and equipment, net	**14,429**	13,802
Goodwill	**2,978**	-
Trademarks	**1,740**	-
Other assets	**382**	130
	$ 44,979	$ 37,961
Liabilities and Stockholders' (Deficiency)		
Current liabilities		
Current portion of capital lease obligations	**$ 2,144**	$ 2,461
Current portion of long-term debt	**3,026**	2,484
Due to ICC Industries Inc.	**11,856**	8,812
Accounts payable	**8,021**	7,744
Accrued expenses	**2,218**	1,733
Total current liabilities	**$ 27,265**	$ 23,234
Long-term capital lease obligations, less current maturities	**2,943**	3,130
Long-term debt, less current maturities		
Revolving/term loans	**12,570**	10,640
Equipment loan	**704**	1,145
Note payable to ICC Industries Inc.	**18,459**	17,117
Note payable to ANDA Investments, Ltd.	**1,750**	-
Total long-term debt, less current maturities	**$ 33,483**	$ 28,902
Commitments and contingencies		
Stockholders' (deficiency)		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized, none issued	–	–
Common stock, par value $.08 per share; 200,000,000 shares authorized; 85,755,787 and 85,327,612 shares issued and outstanding	**6,861**	6,827
Capital in excess of par value	**52,196**	51,796
Accumulated deficit	**(77,769)**	(75,928)
Total stockholders' deficiency	**(18,712)**	(17,305)
	$ 44,979	$ 37,961

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Operations
($ in thousands, except per share amounts)

	Year Ended January 3, 2004	Six Months Ended December 28, 2002	Six Months Ended December 29, 2001 (unaudited)	Years Ended June 29, 2002	Years Ended June 30, 2001
Gross sales	**$ 74,519**	$ 33,756	$ 26,680	$ 53,577	$ 51,777
Less: Sales discounts and allowances	**2,018**	533	555	1,120	2,620
Net sales	**72,501**	33,223	26,125	52,457	49,157
Cost and expenses					
Cost of goods sold	**59,513**	27,481	23,710	46,511	46,887
Selling, general and administrative	**13,032**	4,543	4,900	9,714	10,961
Research and development	**323**	148	148	282	443
	72,868	32,172	28,758	56,507	58,291
Income (loss) from operations	**(367)**	1,051	(2,633)	(4,050)	(9,134)
Other expenses (income)					
Interest expense	**3,527**	1,786	2,623	4,709	5,208
Other, net	**(192)**	(166)	(187)	(511)	250
	3,335	1,620	2,436	4,198	5,458
(Loss) before income tax benefit	**(3,702)**	(569)	(5,069)	(8,248)	(14,592)
Income tax benefit	**1,861**	1,113	123	1,360	–
Net income (loss)	**(1,841)**	544	(4,946)	(6,888)	(14,592)
Preferred stock dividend requirement	**-**	–	100	100	200
Net income (loss) attributable to common shareholders	**$ (1,841)**	$ 544	$ (5,046)	$ (6,988)	$ (14,792)
Net income (loss) per common share					
Basic and diluted	**$ (0.02)**	$ 0.01	$ (0.14)	$ (0.12)	$ (0.49)
Basic and diluted average common shares outstanding	**85,382,000**	85,278,000	36,641,000	59,078,000	30,330,000

The accompanying notes are an integral part of these consolidated financial statement

Consolidated Statement of Changes in Stockholders (Deficiency)

($ in thousands, except per share amounts)

Year ended January 3, 2004, six months ended December 28, 2002 and years ended June 29, 2002 and June 30, 2001

	Preferred Stock		Common Stock		Capital in	
	Shares issued	Amount at par value	Shares issued	Amount at Par Value	Excess of Par Value	Accumulated Deficit
Balance, July 1, 2000	**2,500,000**	**$2,500**	**30,329,671**	**$2,427**	**$ 37,534**	**$ (53,842)**
Net loss	–	–	–	–	–	(14,592)
Balance, June 30, 2001	**2,500,000**	**2,500**	**30,329,671**	**2,427**	**37,534**	**(68,434)**
Conversion of debt due ICC	–	–	44,117,647	3,529	11,471	–
Dividends on preferred stock	–	–	–	–	–	(1,150)
Conversion of preferred stock and dividends payable into common stock	**(2,500,000)**	(2,500)	10,735,294	859	2,791	–
Issuance of stock grants	–	–	85,000	7	–	–
Net loss	–	–	–	–	–	(6,888)
Balance, June 29, 2002	**–**	**–**	**85,267,612**	**6,822**	**51,796**	**(76,472)**
Issuance of stock grants	–	–	60,000	5	–	–
Net income	–	–	–	–	–	544
Balance, December 28, 2002	**–**	**–**	**85,327,612**	**6,827**	**51,796**	**(75,928)**
Issuance of stock under rights offering	–	–	**18,175**	**1**	**5**	–
Stock option exercise	–	–	**20,000**	**2**	**1**	–
Issuance of stock grants	–	–	**390,000**	**31**	**150**	–
Acquisition of Konsyl	–	–	–	–	**244**	–
Net loss	–	–	–	–	–	**(1,841)**
Balance, January 3, 2004	**–**	**$ –**	**85,755,787**	**$6,861**	**$ 52,196**	**$ (77,769)**

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flow

($ in thousands, except per share amounts)

	Year Ended January 3, 2004	Six Months Ended December 28, 2002	Six Months Ended December 29, 2001 (unaudited)	Years Ended June 29, 2002	Years Ended June 30, 2001
Cash flows from operating activities:					
Net income (loss)	**$(1,841)**	$ 544	$(4,946)	$(6,888)	$(14,592)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	–	–	–	–	–
Income tax benefit	–	(398)	(123)	(1,360)	–
Depreciation and amortization	**2,665**	1,335	1,393	2,758	3,086
Stock-based compensation	**181**	–	–	–	–
Amortization of bond discount and deferred financing costs	**150**	215	526	890	553
Amortization of deferred gain on sale of building	**(64)**	(17)	(32)	(94)	(159)
Deferred income taxes	**(369)**	(715)	–	–	–
Changes in current assets and liabilities:					
(Increase) decrease in accounts receivable	**996**	(1,813)	8	(487)	4,913
(Increase) decrease in inventories	**1,208**	(226)	(418)	(1,955)	3,860
(Increase) decrease in other current assets	**533**	(370)	(118)	36	(377)
Increase (decrease) in due to ICC Industries Inc.	**2,776**	2,189	4,623	2,065	(9,070)
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	**362**	(1,172)	1,622	(2,530)	(3,324)
Net cash provided by (used in) operating activities	**6,597**	(428)	2,535	(7,565)	(15,110)
Cash flows from investing activities:					
Acquisition of Konsyl Pharmaceuticals, Inc., net of cash acquired of $493	**(6,009)**	–	–	–	–
Purchase of property, plant and equipment, net	**(771)**	(843)	(2,647)	(1,843)	(117)
(Increase) decrease of other assets	–	(73)	(58)	(97)	180
Net cash provided by (used in) investing activities	**(6,780)**	(916)	(2,705)	(1,940)	63
Cash flows from financing activities:					
Increase in due to ICC Industries Inc.	**1,332**	1,385	–	14,525	11,545
Borrowings of long-term debt	**5,327**	997	–	–	2,142
Equipment loan borrowings	-	–	1,943	–	–
Repayments of long-term debt)	**(4,046)**	–	(730)	(3,658)	–
(Repayments of capital lease)	**(2,093)**	(1,129)	(977)	(1,337)	(2,687)
Refinancing of capital leases	–	–	–	–	4,000
Proceeds from issuance of common stock under rights offering and stock options	**9**	–	–	–	–
Net cash provided by financing activities	**529**	1,253	236	9,530	15,000
Net increase (decrease) in cash	**346**	(91)	66	25	(47)
Cash beginning of year	**17**	108	83	83	130
Cash end of year	**$ 363**	$ 17	$ 149	$ 108	$ 83

The accompanying notes are an integral part of these consolidated financial statements

1. Nature of the Business and Related Parties

Pharmaceutical Formulations, Inc. and its subsidiaries (collectively, "PFI" or the "Company") are primarily engaged in the manufacture and distribution of over-the-counter solid dosage pharmaceutical products in tablet, caplet and capsule form, which are sold under customers' private labels. The products are sold throughout the United States. The Company also supplies bulk products to secondary distributors and re-packers as well as smaller competitors who do not have sophisticated research and development departments. PFI is also engaged in contract manufacturing of selected branded products for well-known major pharmaceutical companies. The Company is also engaged in the testing and research and development of new drug and health care products.

In May 2003, the Company acquired Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas ("Konsyl"). Konsyl is a manufacturer and distributor of powdered dietary natural fiber supplements. The products are manufactured at its plant in Easton, Maryland and are sold, both domestically and internationally, to pharmaceutical wholesalers, drugstore chains, mass merchandisers, grocery store chains and grocery distributors. Products are sold under both the "Konsyl®" brand name and various private labels. For the year ended January 3, 2004, Konsyl represented 8.7% of consolidated net sales.

As of January 3, 2004, ICC Industries Inc. ("ICC") owned a total of 74,488,835 shares of our common stock, representing approximately 87.3% of the total number of shares outstanding on that date. See Note 10 for further discussion of stock transactions. The following additional transactions with ICC are reflected in the consolidated financial statements as of or for the periods presented:

	Year Ended	Six Months Ended		Years Ended	
	January 3, 2004	December 28, 2002	December 29, 2001 (unaudited)	June 29, 2002	June 30, 2001
Inventory purchases	**$ 7,511**	$ 3,508	$ 320	$ 1,438	$ 2,163
Services and finance fees	**1,107**	554	805	1,213	1,656
Accounts payable	**11,761**	7,027	–	4,845	6,533
Note payable	**21,729**	18,902	12,560	18,322	16,404

2. Financial Results and Liquidity

As of January 3, 2004, the Company has negative working capital of $1,815, an accumulated deficit of $77,769 and a stockholders' deficit of $18,712. In addition, the Company has had net losses of $1,841 and $6,888 for the years ended January 3, 2004 and June 29, 2002. In view of these matters, realization of a major portion of the Company's assets is dependent upon the Company's ability to meet its financing requirements and the success of its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities. Management plans are outlined below.

We continue to address customer relationship issues and are continuing the process of rebuilding our sales base through the initiatives detailed below. Net sales in each quarter of the six consecutive quarters ended January 3, 2004 exceeded the net sales of the same period in the prior year. We continue to pursue our plan to increase revenues and improve operational efficiencies to increase profitability. As part of these initiatives, we have undertaken the following:

- Continuing to expand our custom manufacturing for some major pharmaceutical companies.
- Eliminating several unprofitable product lines consisting mainly of items purchased from third parties and repackaged end products for smaller customers. We continue to evaluate product line and customer profitability.
- Increasing our business supplying other manufacturers with bulk tablets and capsules, taking advantage of higher volumes and better margins.

- Exploring opportunities to expand our product line through joint venture marketing agreements.
- Exploring opportunities to expand our international sales.

These objectives, along with sustaining market share and increasing sales are projected to be driven by the following:

- Re-establishing strong relationships within our distribution network.
- Controlling and reducing, where appropriate, our fixed and variable expenses.
- Eliminating unprofitable product lines and customers.
- Improving our manufacturing efficiencies.
- Shortening delivery time.
- Filing ANDAs for new products as they come to the OTC Market.
- Obtaining marketing rights for products produced by other generic pharmaceutical manufacturers.

We believe that cash flow from operations, our revolving credit facility and equipment and term loan financing, plus continued financial support from ICC (see Note 1), will be sufficient to fund our currently anticipated operations, working capital, capital spending and debt service through March 31, 2005. On May 15, 2003, we reached an agreement with The CIT Group/Business Credit, Inc. to extend our existing revolving credit facilities to December 31, 2006 and the credit line with CIT was increased from $15 million to $20 million, including a term loan of $2 million to be repaid over forty months with interest at prime plus 0.75%. While no assurance can be given that cash flow will be sufficient to fund operations, ICC has committed to provide us with the necessary financing to continue our operations through March 31, 2005. ICC has supported us in the past by providing loans, replacing loans from our asset-based lenders and providing us with working capital.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pharmaceutical Formulations, Inc. and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Fiscal Year

During December 2002, the Company changed its fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31. The current fiscal year is the 53 weeks ended January 3, 2004. The information for the six months ended December 29, 2001 is unaudited and reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the six months ended December 29, 2001. Such adjustments consist of normal recurring accruals. The year end for Konsyl is December 31.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets (five to fifteen years). Leasehold and building improvements are amortized over the lives of the respective leases. The cost of maintenance and repairs is expensed as incurred.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped to an unrelated third party pursuant to Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the product has occurred; (iii) the selling price is both fixed and determinable and (iv) collectibility is reasonably assured. Our customers consist primarily of large retailers. Provisions for sales discounts, allowances and returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale based on our historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected either as a direct reduction to accounts receivable through an allowance or as an addition to accrued expenses if the payment will be settled through a direct payment to the customer.

We do not provide any price protection to our customers and generally accept returns only if the goods are damaged.

Accounts Receivable and Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of trade receivables. Trade receivables consist of sales of products to retail customers. We extend credit to a substantial number of our customers and perform ongoing credit evaluations of those customers' financial condition while, generally, requiring no collateral. Customers that have not been extended credit by us are on a cash in advance basis only.

We review accounts receivable on a monthly basis to determine if any accounts receivable will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe the allowance for doubtful accounts as of January 3, 2004 and December 28, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

Substantially all accounts receivable serves as collateral for our loan agreements.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance has been recorded against amounts that we believe are not likely to be realized. Future changes in the valuation allowance will be recognized in the period of change.

Purchase Price Allocation

The fair values of acquired assets were based upon management's estimates with the assistance of independent professional valuation firms. Certain of the acquired assets were intangible in nature, including trademarks.

Management employed an independent valuation firm to assist in determining the fair value of these intangible assets. The excess purchase price over the amounts allocated to the assets was recorded as goodwill.

All such valuation methodologies, including the determination of subsequent amortization periods, involve significant judgments and estimates. Different assumptions and subsequent actual events could yield materially different results.

Inventory Valuation

Inventories are stated at the lower of cost or market with cost determined on a first in, first out (FIFO) basis. An allowance is established when management determines that certain inventories may not be saleable at normal sales prices. These allowances are based on management's judgments and may be subject to changes in the near term. Any changes in estimate would be recorded in the period of change.

Earnings Per Share

We account for earnings per share under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed assuming the conversion of convertible preferred stock and convertible notes and the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under options and warrants.

Basic and diluted losses per share are the same in each of the periods presented, because the impact of dilutive securities is anti-dilutive or insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, inventories, property and equipment, intangible assets and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions.

Long-Lived Assets

The Company's long-lived assets include property and equipment, intangible assets and goodwill. Intangible assets consist primarily of trademarks, which were determined to have an indefinite life based on an independent appraisal.

The Company follows SFAS No. 142, "*Goodwill and Other intangible Assets*", which eliminated the amortization of purchased goodwill and intangible assets with indefinite lives. As a result, the Company is not amortizing the goodwill resulting from the Konsyl acquisition. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are tested annually and more frequently if an event occurs which indicates the goodwill and intangible assets with indefinite lives may be impaired. SFAS No. 142 requires companies to use a fair value approach to determine whether there is an impairment event.

As of January 1, 2002, the Company adopted SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*" which supersedes SFAS No. 121, "*Accounting for the Impairment of Long-lived Assets to be Disposed of*". Under SFAS No. 144, long-lived assets other than those covered by SFAS 142 are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Such events or changes in circumstances include, but are not limited to: (a) a significant decrease in the market price of a long-lived asset (or asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and (f) a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company's management believes that no such event or change has occurred.

Stock-Based Compensation

At January 3, 2004, the Company has stock-based compensation plans, which are described more fully in Note 10. As permitted by SFAS No. 123, "*Accounting for Stock- Based Compensation*", the Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*". Compensation expense for stock options issued to employees is based on the difference on the date of grant between the fair value of the Company's stock and the exercise price of the option. No stock-based employee compensation cost is reflected in net loss for the periods presented, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant. The stock based compensation cost included in net loss for the year ended January 3, 2004 reflects issuance of restricted shares (Note 10).

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the year ended January 3, 2004, six months ended December 28, 2002 and for the years ended June 29, 2002 and June 30, 2001 would have been as follows:

	Year Ended	Six Months Ended	Years Ended	
	January 3, 2004	December 28, 2002	June 29, 2002	June 30, 2001
Net income (loss) as reported	**$(1,841)**	$ 544	$(6,888)	$(14,592)
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	-	-	-	-
Deduct: Total stock based employee compensation determined under fair value method for all awards, net of related tax effects	**(80)**	(102)	(47)	(53)
Proforma net income (loss)	**$(1,921)**	$ 442	$(6,935)	$(14,645)
Basic and diluted income (loss) per share	-	-	-	-
As reported	**$ (0.02)**	$ 0.01	$ (0.12)	$ (0.49)
Proforma	**$ (0.02)**	$ 0.01	$ (0.12)	$ (0.49)

The weighted average assumptions used for the years or periods presented are as follows:

	Year Ended	Six Months Ended	Years Ended	
	January 3, 2004	December 28, 2002	June 29, 2002	June 30, 2001
Risk-free interest rate	**3.2%**	2.4%	3.6%	3.6%
Expected dividend yield	**-**	-	-	-
Expected lives	**5 years**	5 years	5 years	5 years
Expected volatility	**139%**	125%	125%	55%

Shipping and Handling Fees and Costs

Shipping and handling fees charged to customers are included in the Company's net sales. Shipping and handling costs which approximated $1,525, $750, $1,350 and $1,400 in fiscal 2003, transition 2002, fiscal 2002 and 2001, respectively, were charged to selling and shipping expenses. Shipping and handling costs are included in the caption Selling, general and administrative on the Statement of Operations.

Advertising Expenses

Advertising expenses are expensed when incurred and were $430, $242, $369 and $172 in fiscal 2003, six months ended December 29, 2002, Fiscal 2002 and Fiscal 2001, respectively.

New Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of this Interpretation did not have a material impact on the Company's financial position or results of operations.

Fair Value and Financial Instruments

The carrying amounts for cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value due to the short maturity of these items. Based upon the current borrowing rates available to us, estimated fair values of the revolving credit and term loans (see Note 7) approximate their recorded carrying amounts. It was not deemed practical to determine the estimated fair value of the remaining debt.

Collective Bargaining Agreement

Substantially all of the Company's non-management employees are covered by a collective bargaining agreement, which expires in October 2004.

4. Acquisition of Konsyl Pharmaceuticals, Inc.

On May 15, 2003, the Company completed its acquisition of the common stock of Konsyl for an aggregate purchase price of $9,246 which consisted of the following:

Cash (including transaction costs)	$ 6,502
Seller Note	2,500
Warrants	244
	$ 9,246

The Company purchased Konsyl as part of its strategy of expanding into branded products with higher gross margins and to exploit distribution channel synergies between the two companies. The operations of Konsyl have been included from the May 15, 2003 date of acquisition.

The warrants included in the purchase price are warrants to purchase an aggregate of 1.2 million shares of PFI common stock at an exercise price of $.204 per share which are exercisable immediately through April 15, 2010.

The acquisition has been accounted for as a purchase; accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values. The fair values of these items were based upon management's estimates with the assistance of independent professional valuation firms. Certain of the acquired assets were intangible in nature, including trademarks. Management employed an independent valuation firm to assist in determining the fair value of these intangible assets. The excess purchase price over the amounts allocated to the assets was recorded as goodwill.

All such valuation methodologies, including the determination of subsequent amortization periods, involve significant judgments and estimates. Different assumptions and subsequent actual events could yield materially different results.

The following summarizes the allocation of purchase price to net assets acquired and liabilities assumed:

Cash	$ 493
Accounts Receivable	1,324
Inventory	2,129
Prepaid expenses	474
Property, plant and equipment, net	1,527
Other assets	287
Goodwill	2,978
Trademarks	1,740
Less Accounts payable	(464)
Deferred taxes	(1,242)
	$ 9,246

The transaction was financed by a combination of asset-based and term loan financing aggregating $3.7 million from PFI's existing lender, CIT Business Credit ("CIT"), as well as a loan of $1,627 from ICC and $595 of equipment financing facilitated by ICC and a five year note to the former stockholder of Konsyl in the amount of $2,500, Konsyl's own cash of $350, a cash payment of $230, including transaction costs.

None of the goodwill is expected to be tax deductible.

Equipment and other physical property of Konsyl which were acquired are used for the manufacture, marketing and distribution of powdered dietary natural supplements; the Company plans to continue to use these assets for the same purpose.

In connection with PFI's acquisition of Konsyl, PFI, Konsyl and Mr. Frank X. Buhler, the former majority stockholder of Konsyl, entered into a consultancy agreement for one year at $5 per month. In addition, Mr. Buhler was elected to the Board of Directors of PFI at the annual meeting of the stockholders of PFI.

The Company leases its Easton, Maryland facility from a company partially owned by Frank Buhler (see Note 8).

The following unaudited pro forma summary presents certain financial information as if the acquisition of Konsyl had occurred at the beginning of each period presented. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on such dates, nor is it indicative of future results.

	Year Ended	
	January 3, 2004	December 28, 2002
Net sales	**$ 76,510**	$70,755
Net loss	**$ (3,345)**	$ (447)
Basic and diluted loss per common share	**$ (0.04)**	$ (0.01)

5. Inventories

Inventories consist of the following:

	January 3, 2004	December 28, 2002
Raw materials	**$5,676**	$ 4,423
Work in process	**1,233**	1,315
Finished goods	**7,143**	7,393
	$14,052	$13,131

Additionally, prepaid expenses includes prepayments to vendors of $502 and $843 as of January 3, 2004 and December 28, 2002, respectively.

Inventory reserves, which are primarily attributable to finished goods were $359 and $704 at January 3, 2004 and December 28, 2002 respectively.

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	January 3, 2004	December 28, 2002
Land and building	**$ 8,348**	$ 8,348
Leasehold improvements	**7,315**	6,246
Machinery and equipment	**22,055**	19,557
Data processing equipment	**4,565**	4,424
Laboratory equipment	**2,677**	2,575
Furniture and fixtures	**463**	432

Construction in progress	**572**	1,170
Other	**908**	600
	46,903	43,352
Less: Accumulated depreciation and amortization	**32,474**	29,550
	$14,429	$13,802

Substantially all property, plant and equipment is pledged as collateral under various capital leases and equipment loans.

Assets under capital leases at January 3, 2004 and December 28, 2002 were $4,370 and $3,766, respectively. Accumulated amortization at January 3, 2004 and December 28, 2002 was $4,105 and $2,707, respectively.

7. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following:

	January 3, 2004		December 28, 2002	
	Long-Term Debt	**Capital Leases**	Long-Term Debt	Capital Leases
Term loan due ICC (a)	**$21,729**		$18,902	
Revolving loan due CIT (b)	**11,519**		10,640	
Term loan due CIT (b)	**1,650**			
Note payable to ANDA Investments, Ltd. (c)	**2,250**			
Convertible subordinated debentures, $1,000 face value (d)	**1,179**		1,719	
Convertible subordinated debentures (d)	**330**		331	
Building sale/leaseback (e)		**$ 717**		$1,825
Capital equipment lease obligations (f)		**4,370**		3,766
Equipment loan (g)	**1,122**		1,579	
	39,779	**5,087**	33,171	5,591
Less current portion (h):	**6,296**	**2,144**	4,269	2,461
	$33,483	**$2,943**	$28,902	$3,130

(a) On September 27, 2003 the Company modified its term loan and security agreement with ICC. The loan principal under this agreement was $21,289. Principal payments began on January 31, 2004 at $225 per month and in increasing amounts thereafter with a final payment of $18,139 in January 2005. Interest is payable monthly at the prime rate (4 % at January 3, 2004). The loan is secured by a secondary security interest in all of the assets of PFI.

On May 15, 2003, in connection with the acquisition of Konsyl Pharmaceuticals, Inc., the Company borrowed $500 from Brown Brothers, through ICC. Principal payments to Brown Brothers began on July 1, 2003 at $10 per month with a final payment of $320 in January 2005. Interest is payable monthly at 4.5%. The current portion of this obligation is included in due to ICC on the balance sheet.

(b) The Company has a revolving credit facility with CIT, which is secured by accounts receivable and inventory, which expires on December 31, 2006. Advances under this credit line are limited to the sum of eligible accounts receivable and eligible inventory, as defined, up to a maximum limit of $20,000 of which $2,000 is guaranteed by ICC. Interest is payable monthly, at the prime rate + 2% (6% at January 3, 2004). The loan agreement contains certain covenants, which, among other things, prohibit the Company, subject to prior approval of the lender, from making dividend payments. As of January 3, 2004, the Company had $805 available on such credit line.

The above agreement includes certain financial covenants including a requirement to maintain minimum tangible net worth, net worth for Konsyl, and minimum net income on a rolling three-month basis.

The Company was in violation of certain financial covenants (specifically the minimum tangible net worth and the minimum net income covenants) within its agreement with CIT as of January 3, 2004. The Company has obtained a waiver dated March 25, 2004 from CIT stating that such breaches and defaults under the financing agreement shall not be deemed to be defaults or events of default under the financing agreement. The waiver states that on and after the date of the waiver, the Company shall be in compliance with all of the terms and provisions of the Financing Agreement. The waiver also states that it waives only the specific events of default noted in the waiver and does not waive any other existing events of default or future events of default. The Company does not believe that there are any other events of default under the agreement.

The Company is currently negotiating with CIT to amend the covenants. Additionally, on March 29, 2004, the President of ICC signed the waiver letter reaffirming ICC's guarantee of this debt. There can be no guarantees that we will not be in default on these covenants in the future.

In connection with the acquisition of Konsyl Pharmaceuticals, Inc., CIT extended a term loan of $2,000 which is repayable over 40 months at the prime rate + .75% (4.75% at January 3, 2004). Payments of $350 have been made in Fiscal 2003.

The Company has a requirement to maintain a lockbox with CIT.

(c) On May 15, 2003, in connection with the acquisition of Konsyl Pharmaceuticals, Inc., the Company issued a note of $2,500 to Frank X. Buhler (ANDA Investments, Ltd.). The note is repayable at $125 quarterly with a balloon payment of $625 in April 2007 and bearing interest at 7% per annum.

(d) At January 3, 2004, PFI had an aggregate of $1,179 outstanding principal amount of convertible subordinated debentures due June 15, 2004 (originally due June, 2002) (the "8% Debentures") with interest payable semi-annually. The holders of the 8% Debentures may convert them at any time into common stock of the Company at a conversion price of $.34 per share. The 8% Debentures are redeemable at the option of the Company under certain circumstances at par, plus an applicable premium, as defined.

At January 3, 2004, PFI had an aggregate of $330 outstanding principal amount of convertible subordinated debentures due June 15, 2004 (originally due June, 2002) (the "8 ¼ % Debentures") with interest payable annually. The holders of the 8 ¼ % debentures may convert them at any time into shares of common stock at a conversion price of $.34 per share. The Company has no right to redeem the 8¼ % Debentures.

In June 2003, we made an additional offer to holders of our 8% and 8 ¼ % Debentures to extend payment of these remaining outstanding bonds to June 15, 2004. An aggregate carrying value of $541 was redeemed and an aggregate carrying value of $1,509 was extended in accordance with the offer.

(e) In August 1989, PFI entered into a sale and leaseback of its land and building in Edison, New Jersey. The term of the lease is 15 years, plus two five-year renewal options. Monthly base rent was $107 for the first 30 months increased by the change in the Consumer Price Index on the thirty-first month after commencement and on each thirtieth month thereafter. On January 1, 2000, the monthly base rent increased to $165. The Company is obligated to pay all utilities, real estate taxes, assessments and repair and maintenance costs in connection with the premises. The land and building has been recorded as a capital lease and the deferred gain on the sale and leaseback of approximately $750 ($23 and $87 as of January 3, 2004 and December 28, 2002, respectively) has been deferred and is being amortized over the term of the original lease. The lease was capitalized at the net present value of the future minimum rental payments ($8,348), assuming a 13¼% interest rate factor, and is being amortized over the term of the original lease.

In November 2003, the Company extended its lease for its manufacturing facility. This extension has *a term of fifteen years with base rent (covering a period from October 1, 2003 - September 30, 2008)* of $1,764 per annum. Subsequent period rent is calculated using an adjustment to reflect inflation. This lease has been classified as an operating lease.

(f) The Company leases various equipment under capital lease agreements. The terms of the leases vary from five to six years with monthly rentals ranging from $40 to $98. In December 2000, three capital lease agreements were refinanced with one $4,000 capital lease agreement payable over 5 years. This agreement is guaranteed by ICC. The interest rates under all capital leases range from 4% to 9%.

In June 2002 we borrowed $672 under capital equipment leases to fund the acquisition of new operating equipment. The leases are generally repayable over seven years and bear interest at a floating rate (3.82% at January 3, 2004).

In March, May, November, and December 2003 we borrowed $994 under capital leases to fund the acquisition of machinery and equipment. Additionally, in July 2003 an aggregate of $595 of debt advanced to us by ICC in connection with the purchase of Konsyl was repaid from the proceeds of a capital equipment financing of the same amount. The assets financed were the assets purchased in the Konsyl acquisition. The capital lease is payable over four years with monthly payments of $13 and bears interest of 4.07%.

(g) In December 2001, we entered into an equipment financing arrangement with G.E. Capital Corporation for $1,943, whereby certain operating leases were converted to an equipment loan. The loan is repayable monthly over 4 years and bears interest at a floating rate (4.47% at January 3, 2004). This loan is guaranteed by ICC.

(h) Current portion of long term debt includes $3,270 and $1,785 as of January 3, 2004 and December 28, 2002 included in due to ICC.

The Company's debt and obligations under capital leases mature in calendar years as follows:

	Capital Lease Obligations	Long-Term Debt
2004	$ 2,416	$ 6,296
2005	1,914	20,264
2006	576	12,469
2007	287	750
2008	220	-
Thereafter	135	-
Total Payments	5,548	$ 39,779
Less: Amount representing interest	(461)	
Present value of net minimum lease payments	$ 5,087	

8. Commitments and Contingencies

Lease Commitments

(a) Distribution/Konsyl Facility:

In fiscal 1996, the Company entered into a long-term lease for a building adjacent to our manufacturing facility. The lease term is ten years with two five-year renewal options. The lease is classified as an operating lease. The rent payments are $319 per annum for the first five years and $342 per annum for the balance of the initial term. During Fiscal 2003, Konsyl began using part of this property as a sales office.

(b) Easton Md. Lease:

As of May 15, 2003, the Company signed a lease with ANDA Investments, Ltd, an entity controlled by Frank Buhler, a director of the Company. This lease has a term of five years. Base rent under this lease is $200 per annum. The lease also has a purchase option whereby the Company can purchase the building for $2,250 through May 15, 2006. The Company is responsible for its share of real estate taxes and utilities for such premises.Rent expense during the year ended January 3, 2004 was $125.

(c) Manufacturing Facility Lease:

In November 2003, the Company extended its lease for its manufacturing facility. This extension has a term of fifteen years with base rent (covering a period from October 1, 2003- September 30, 2008) of $1,764 per annum. Subsequent period rent is calculated using an adjustment to reflect inflation. This lease has been classified as an operating lease

(d) Minimum Operating Lease Commitments:

Rent expense during the year ended January 3, 2004, the six months ended December 29, 2002, the year ended June 29, 2002 and 2001 was $2,441, $1,161, $2,327 and $2,250, respectively. As of January 3, 2004, the Company had the following operating lease commitments:

Fiscal 2004	2,312
Fiscal 2005	2,141
Fiscal 2006	1,970

Fiscal 2007	1,970
Fiscal 2008	1,862
Thereafter	17,553

Contingencies

(a) Fiorito vs. PFI

In March 2002, action was brought against PFI in the United States District Court for the Southern District of New York seeking $20 million in damages and $40 million in punitive damages related to the sales of allegedly defective product. The Company believes the lawsuit is without merit and is vigorously defending against it.

(b) Case relating to Max Tesler

In May 1998, the Company brought an action in Middlesex County Superior Court, NJ against one of its former outside corporate counsels seeking damages for conflict of interest, breaches of fiduciary duty and loyalty, negligence and malpractice during its representation of the Company. The action is still pending.

(c) Apotex Corporation and Torpharm vs. PFI

In July 2000, an action was instituted in the Circuit Court of Cook County, Illinois against the Company by Apotex Corporation ("Apotex") and Torpharm, Inc. seeking an unspecified amount in damages and specific performance in the nature of purchasing a certain product from Apotex. The complaint alleges that the Company would purchase a certain product exclusively from Apotex. The counts specified in the complaint include breach of contract, negligent misrepresentation, breach of implied covenant of good faith and fair dealing, breach of implied covenant to use best efforts, specific performance, breach of fiduciary duty, reformation and a Uniform Commercial Code action for the price of 3 million tablets. Management believes the lawsuit is without merit and is vigorously defending against it.

The Company is a party to various other legal proceedings arising in the normal conduct of business. Management believes that the final outcome of all current legal matters will not have a material adverse effect upon the Company's financial position or results of operations.

Environmental Matters

The prior owner of our Edison, New Jersey manufacturing facility, Revco, conducted a soil and groundwater cleanup of such facility, under the New Jersey Industrial Site Recovery Act (ISRA), as administered by the New Jersey Department of Environmental Protection (NJDEP). NJDEP determined that the soil remediation was complete and approved the groundwater remediation plan, subject to certain conditions. Revco began operating a groundwater remediation treatment system in 1995. Although CVS (as the successor to Revco) is primarily responsible for the entire cost of the cleanup, we guaranteed the cleanup. In addition, we agreed to indemnify the owner of the facility under the terms of the 1989 sale lease-back. If CVS defaults in its obligations to pay the cost of the clean-up, and such costs exceed the amount of the bond posted by Revco, we may be required to make payment for any cleanup. The likelihood of CVS being unable to satisfy any claims which may be made against it in connection with the facility, however, are remote in our opinion. Accordingly, we believe that we will not have to bear any costs associated with remediation of the facility and we will not need to make any material capital expenditures for environmental control facilities.

Defined Contribution 401(k) Plan

The Company has a defined contribution 401(k) plan whereby the Company matches employee contributions of up to 50% of the employee's first 4% of contributions. The Company's contributions for the 401(k) employee match was approximately $214, and $205 for the year ended January 3, 2004 and December 29, 2002.

9. Income Taxes

Income tax (benefit) consists of the following federal taxes:

	Year Ended January 3, 2004	Six Months Ended December 28, 2002	Year Ended June 29, 2002	Year Ended June 30, 2001
Current	**$(1,492)**	$(398)	$(1,360)	–
Deferred	**(369)**	(715)	–	–
Total income tax expense (benefit)	**$(1,861)**	$(1,113)	$(1,360)	–

The Company's income tax (benefit) differs from the amount of income tax determined by applying the applicable statutory U.S. Federal income tax rate to pretax loss as a result of the following:

	Year Ended January 3, 2004	Six Months Ended December 28, 2002	Year Ended June 29, 2002	Year Ended June 30, 2001
Statutory U.S. tax (benefit)	**$(1,295)**	$(199)	$(2,804)	$(4,961)
Increase (decrease) resulting from:	**–**	–	–	–
Net change in valuation account	**(570)**	(715)	2,463	5,871
State Net Operating Loss carryforward	**–**	–	(227)	–
Difference in effective rate	**–**	–	(137)	–
Other	**4**	(199)	(655)	(910)
Effective income tax (benefit)	**$(1,861)**	$(1,113)	$(1,360)	–

As of January 3, 2004, PFI had available net operating losses of approximately $30,843 for U.S. tax purposes, which will expire from 2004 through 2021. The utilization of losses that were generated prior to September 1991, which approximate $664 is limited to $166 per year for U.S. tax purposes due to the change in ownership resulting from ICC's investment. State income tax net operating loss carry forwards of approximately $40,035, which expire from 2006 through 2012, are available to us.

The operations of Konsyl are included in this income tax calculation beginning May 15, 2003 (date of acquisition).

As a result of the increase in ICC's ownership of PFI (see Note 10), PFI began to file a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, PFI will be reimbursed for the tax savings generated by ICC from the use of PFI's losses. In addition, the agreement provides for an allocation of the group's tax liability, based upon the ratio that each member's contribution of taxable income bears to the consolidated taxable income of the group.

As of May 15, 2003, the Company recorded deferred tax liabilities of $1,242 relating to its acquisition of Konsyl. The Company recognized $214 of deferred tax benefits relating to the reversal of such liabilities during the year ended January 3, 2004.

Deferred tax assets are comprised of the tax effects of following temporary differences:

	January 3, 2004	December 28, 2002
Deferred tax assets – short term:		
Deferred gain	$ 14	$ 30
Accounts Receivable	232	153
Inventory	235	313
Passive income	39	99
Accrued Expenses	180	110
Total deferred tax asset – short term	700	705
Valuation allowance	(87)	–
Net deferred tax asset – short term	$ 613	$ 705
Deferred tax assets– long term:		
State net operating loss carryforward	$ 3,603	$ 2,740
Federal net operating loss carryforward	10,795	9,990
Depreciation	234	570
Capital loss carry forward	385	–
Acquisition fees	42	–
Alternative minimum tax carry forward	10	10
Total deferred tax assets/(liabilities) - long term	15,069	13,310
Valuation allowance	(14,812)	(13,300)
Net deferred tax assets– long term	$ 257	$ 10
Deferred tax liability-long term	$ (1,028)	$ –

Based on the assessment of all available evidence, the Company had established a full valuation allowance against its deferred taxes as of June 30, 2002. During the six months ended December 28, 2002, in consideration of the tax sharing agreement with ICC, the Company reduced the valuation allowance by $715 to reflect temporary differences expected to be realized. As of January 3, 2004 the Company has recorded a valuation allowance principally relating to the value of the net operating loss and capital loss carryforwards.

As of January 3, 2004 and December 28, 2002 the net deferred tax asset (liability) of ($158) and $715 are included in the due to ICC as they will be realizable through the tax-sharing agreement.

10. Equity Transactions

Each share of common stock has one vote.

On December 21, 2001, ICC converted $15,000 of indebtedness due to ICC from PFI into 44,117,647 common shares, at a rate of $.34 per share, to increase its ownership to 85.6% of the outstanding common shares of PFI. On January 2, 2002, ICC converted its 2,500,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock and $1,150 of unpaid dividends on such preferred stock into 10,735,294 common shares, at a rate of $.34 per share, further increasing its ownership to 87.4% of the outstanding common shares.

In May 2002, we began a rights offering to all shareholders other than ICC. The offering was made to PFI's stockholders of record as of the close of business on May 7, 2002. The offering was also made to employees who held options on the Company's common stock. Rights holders were entitled to purchase one share of common stock for each right held at a price of $.34 per share. An aggregate of 34,467,741 shares of common stock would have been sold if all rights were exercised. The rights offering expired on December 22, 2002. Rights to acquire a total of 18,175 shares were exercised and shares were issued in February 2003.

In June and November 2003, the Compensation Committee of the Board of Directors granted an aggregate of 390,000 restricted shares to certain members of management and directors. By the terms of these grants, the officers and directors must be employed by the Company or members of the board as of January 1, 2004 in order to receive such compensation. These shares were valued at $181 and are reflected in additional paid in capital.

The Company has two stock option plans currently in effect, which are the 1994 Stock Option plan and the 1997 Stock Incentive Plan. The Company currently has 4,363,250 shares available for issuance under such plans. These plans provide for the issuance of incentive and non-qualified stock options and stock grants to employees and directors.

Additionally, the Company has outstanding options and warrants under plans that are not approved by the shareholders aggregating 1,310,000.

The equity compensation plans not approved by shareholders are (a) warrants dated April 1, 1992 to CIT to purchase 100,000 shares of our common stock at a purchase price of $.75 per share and warrants dated March 30, 1993 to CIT to purchase 10,000 shares of our common stock at a purchase price of $.75 per share, (the exercise period for both of the CIT warrants were extended to December 31, 2006 on May 15, 2003; such warrants were issued or extended in the context of obtaining financing from CIT) and (b) warrants to purchase 1.2 million shares of common stock of PFI at an exercise price of $.204 per share issued to Frank Buhler as part of the purchase price for the stock of Konsyl in May 2003, which warrants are exercisable until April 15, 2010.

The Company recorded additional purchase price attributable to the warrants issued to Frank Buhler of $244,000 (Note 4). The Company did not record any expense relating to the extension of the CIT warrants as the options were out of the money and the effect was insignificant.

Options are granted at prices equal to or exceeding the market price of the stock on the date of grant. Options are exercisable one year from date of grant and expire five years from date of grant. The following is a summary of stock options issued, exercised, forfeited or canceled during the period from July 1, 2000 through January 3, 2004:

	Shares	Weighted Average Exercise Price
Outstanding – July 1, 2000	855,000	$.49
Issued	568,000	$.27
Forfeited	(216,800)	$.48
Outstanding – June 30, 2001	1,206,200	$.36
Issued	647,000	$.15
Forfeited	(132,700)	$.28
Outstanding – June 29, 2002	1,720,500	$.29
Issued	1,490,000	$.13
Expired or cancelled	(83,500)	$.84
Outstanding – December 28, 2002	3,127,000	$.20
Issued	280,000	$.54
Exercised	(20,000)	$.14
Forfeited	(72,000)	$.25
Expired or cancelled	(178,250)	$.25
Outstanding – January 3, 2004	3,136,750	$.23
Exercisable – January 3, 2004	2,886,750	$.20

The following table summarizes information about stock options outstanding at January 3, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 3, 2004	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable at January 3, 2004	Weighted Average Exercise Price
$0.24	75,000	1.8	$0.24	75,000	$0.24
0.31	50,000	0.5	0.31	50,000	0.31
0.75	110,000	3.0	0.75	110,000	0.75
0.23	75,000	1.0	0.23	75,000	0.23
0.27	553,750	1.3	0.27	553,750	0.27
0.15	583,000	2.8	0.15	583,000	0.15
0.13	1,160,000	3.8	0.13	1,160,000	0.13
0.16	250,000	3.8	0.16	250,000	0.16
0.39	10,000	4.3	0.39	10,000	0.39
0.54	270,000	4.6	0.54	20,000	0.54
	3,136,750		$0.23	2,886,750	$0.20

The weighted average fair market values of options granted during fiscal year 2003, six months ended December 28, 2002 and fiscal years 2002 and 2001 were $.53, $.13, $.15 and $.11, respectively.

As of January 3, 2004, substantially all outstanding stock options expire at various dates through fiscal year 2008. These options were granted at prices which were at or above quoted market value on the dates granted.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issue Task Force ("EITF") Issue No. 96-18, "*Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services*". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received of the fair value of the equity instrument issued, whichever is more reliably measurable.

11. Major Customers and Products

Sales to customers which represented more than 10% of consolidated gross sales in any one or more of fiscal 2003, the six months ended December 28, 2002, fiscal 2002 and fiscal 2001 were as follows:

Customer	**Year Ended January 3, 2004**	Six Months Ended December 28, 2002	Years Ended June 29, 2002	Years Ended June 30, 2001
Dollar General	**10%**	9%	8%	9%
Target	**11%**	12%	0%	0%
Costco	**8%**	12%	14%	13%
CVS	**5%**	6%	7%	13%

As of January 3, 2004 and December 28, 2002 the four customers mentioned above represented 52% and 45% of net accounts receivable, respectively.

For fiscal year 2003, six months ended December 28, 2002 and fiscal years 2002 and 2001 sales of ibuprofen represented 28%, 28%, 21% and 26% of net sales, respectively.

12. Goodwill and Intangible Assets

As discussed in Note 4, the Company acquired Konsyl in May 2003. Goodwill and trademarks with indefinite useful lives were obtained from such acquisition as well as an intangible with a finite useful life which is included in other assets. The Company believes it has one segment and one reporting unit of which Konsyl is a part.

According to the guidelines established under SFAS 142, there was no impairment issue for its reporting unit. At January 3, 2004, fair value of the Company's reporting unit was determined using the implied fair value approach.

In addition, included in other assets, is a plant purchase option with gross value of $280 and accumulated amortization of $58, and a net book value of $222, which is being amortized over a period of 3 years. Amortization expense for the year ended January 3, 2004 was $58. Amortization expense is expected to be $93 per year through 2006.

13. Supplemental Cash Flow Information

Supplemental disclosures of cash flow information:

	Year Ended	Six Months Ended	Years Ended	
	January 3, 2004	December 28, 2002	June 29, 2002	June 30, 2001
Cash paid during the year:				
Interest	**$3,440**	$1,951	$4,474	$4,816
State tax payments	**$39**	$18	$185	$6

Supplemental non-cash investing and financing information:

In December 2001, the Company converted $15 million of indebtedness due to ICC into 44,117,647 shares of the Company's common stock at a rate of $.34 per share. In January 2002, ICC converted its Series A Cumulative Redeemable Preferred Stock and related dividends into 10,735,294 shares of the Company's common stock at a rate of $.34 per share.

In December 2001, we entered into an equipment financing arrangement for $1,943, whereby certain operating leases were converted to an equipment loan.

The Company leases various equipment under capital lease agreements. The terms of the leases vary from five to six years with monthly rentals ranging from $40 to $98. In December 2000, three capital lease agreements were refinanced with one $4,000 capital lease agreement payable over 5 years. This agreement is guaranteed by ICC. The interest rates under all capital leases range from 4% to 9%.

In June 2002 we borrowed $672 under capital equipment leases to fund the acquisition of new operating equipment. The leases are repayable over four to six years and bear interest at a floating rate (3.82% at January 3, 2004).

In November, 2003 we borrowed $994 under capital leases to fund the acquisition of machinery and equipment. Additionally, in July 2003 an aggregate of $595 of debt advanced to us by ICC in connection with the purchase of Konsyl, was repaid from the proceeds of a capital equipment financing of the same amount. Assets financed were the assets that were purchased in the Konsyl acquisition. The capital lease is payable over four years with monthly payments of $13 and bears interest of 4.07%.

The acquisition of Konsyl (Note 4) was partially financed by a $2,500 note to the seller.

14. Quarterly Data (Unaudited)

	Three Months Ended			
	March 29, 2003	June 28, 2003	September 27, 2003	January 3, 2004
	(In thousands, except per share data)			
Net sales	$16,214	$17,579	$18,613	$20,095
Gross profit	2,269	3,037	3,779	3,903
Operating income (loss)	(79)	(51)	228	(465)
Net (loss)	(548)	(367)	(380)	(546)
Net (loss) attributable to common shareholders	(548)	(367)	(380)	(546)
(Loss) per common share, basic and diluted	(.01)	.00	.00	(.01)

	Three Months Ended	
	September 28, 2002	December 28, 2002
	(In thousands, except per share data)	
Net sales	$15,944	$17,279
Gross profit	2,881	2,861
Operating income	581	470
Net income	61	483
Net income attributable to common shareholders	61	483
Income per common share, basic and diluted	0.00	0.01

During the quarter ended December 28, 2002, the Company recorded a $715 tax benefit, which represents a decrease on the Company's deferred tax valuation allowance.

	Three Months Ended			
	September 29, 2001	December 29, 2001	March 30, 2002	June 29, 2002
	(In thousands, except per share data)			
Net sales	$13,274	$12,850	$12,668	$13,665
Gross profit	1,659	755	1,255	2,277
Operating (loss)	(861)	(1,772)	(1,034)	(383)
Net (loss)	(2,069)	(2,877)	(1,287)	(655)
Net (loss) attributable to common shareholders	(2,119)	(2,927)	(1,287)	(655)
(Loss) per common share, basic and diluted	(0.07)	(0.07)	(0.02)	(0.01)

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As previously reported in a Form 8-K dated December 10, 2003 (as amended) on December 10, 2003 we retained the services of Grant Thornton LLP as our independent auditors and dismissed BDO Seidman LLP as our independent auditors. This engagement and dismissal was approved by our Board of Directors on the recommendation of its Audit Committee. During our two most recent fiscal years and any subsequent interim period to December 10, 2003, we did not consult with Grant Thornton regarding any matters noted in Items 304(a)(2)(i) and (ii) of Regulation S-K.

There have been no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or any events of the type listed in Item 304(a)(1)(v)(A) through (D) of Regulation S-K, involving BDO Seidman that occurred within our two most recent fiscal years and the interim period to December 10, 2003. BDO Seidman's reports on our financial statements for the past two years did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

We provided BDO Seidman with a copy of the disclosures made pursuant to the Form 8-K (which disclosures are consistent with the disclosures noted above) and BDO Seidman furnished the Company with a letter addressed to the Commission stating that it agrees with the statements made by the Company in the Form 8-K filing, a copy of which was filed as an exhibit to the Form 8-K.

Market for the Registrant's Common Stock and Related Security Holder Matters

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is traded on the OTC Bulletin Board, symbol: PHFR. As of January 3, 2004, there were 1,378 holders of record of the common stock. The following table sets forth the range of high and low closing bid quotations for the common stock as reported by Pink Sheets LLC through January 3, 2004. These quotations represent prices between dealers, without adjustments for retail mark-ups, mark-downs or other fees or commissions, and may not represent actual transactions.

	High Bid	Low Bid
Year Ended June 29, 2002		
First Quarter	$.20	$.04
Second Quarter	.20	.001
Third Quarter	.18	.01
Fourth Quarter	.20	.11
Six Months Ended December 28, 2002		
First Quarter	$.14	$.08
Second Quarter	.17	.10
Year Ended January 3, 2004		
First Quarter	$.22	$.10
Second Quarter	.40	.15
Third Quarter	.63	.295
Fourth Quarter	.66	.51

We have never paid dividends on our common stock. We anticipate that for the foreseeable future any earnings will be retained for use in our business or for other corporate purposes, and we do not anticipate that cash dividends will be paid. Furthermore, the agreement with our institutional lender prohibits the payment of dividends without the lender's consent.

DIRECTORS

Balram Advani
President, ADH Health Products, Inc.

Frank X. Buhler
former President,
Konsyl Pharmaceuticals Inc.

Ray W. Cheesman*
Consultant

James C. Ingram
Chairman of the Board and
Chief Executive Officer

Steve Jacoff*
President,
Staff Medical Supply, Inc.

John L. Oram
President and Chief Operating Officer,
ICC Industries Inc.

Michael A. Zeher
President and Chief Operating Officer

* Member, Audit Committee

CORPORATE OFFICERS

James C. Ingram
Chairman of the Board and
Chief Executive Officer

Michael A. Zeher
President and
Chief Operating Officer

Anthony Cantaffa
Executive Vice President and
President, Konsyl Pharmaceuticals Inc.

Ward Barney
Vice President,
Operations

Brian W. Barbee
Vice President,
Scientific Affairs

Leonard Luongo
Vice President,
Private Label Sales

Martin Reiss
Vice President,
Manufacturing Services

A. Ernest Toth Jr.
Vice President and
Chief Financial Officer

Dolores Scotto
Secretary

CORPORATE INFORMATION

Executive Headquarters
Pharmaceutical Formulations, Inc.
460 Plainfield Avenue
P.O. Box 1904
Edison, NJ 08818-1904
Telephone (732) 985-7100
www.pfiotc.com
OTC Bulletin Board: PHFR

Transfer Agent and Registrar for Common Stock, Warrant Agent and Trustee for Debentures
Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004
Correspondence concerning transfer requirements and lost certificates should be directed to the above address.

Independent Certified Public Accountants
Grant Thornton, LLP
90 Woodbridge Center Drive
Woodbridge, NJ 07095

Form 10-K
The Company's Form 10-K for the period ended January 3, 2004 as filed with the Securities and Exchange Commission or additional copies of reports to shareholders may be obtained without charge by writing to: Secretary, at our Executive Headquarters.

Safe Harbor
This annual report may contain forward-looking information and should be read in conjunction with the Company's Form 10-K for the period ended January 3, 2004 and other SEC filings by the Company.

Pharmaceutical Formulations, Inc.
460 Plainfield Ave., P.O. Box 1904, Edison, NJ 08818-1904
(732) 985-7100 Fax (732) 819-3330
OTC Bulletin Board: PHFR
www.pfiotc.com